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Cluster

Cluster empowers influencers and individuals to create, discover & join social impact causes by arming them with mobile tools to recruit, manage and centralize their social causes and events.

📍 Los Angeles, CA   🔗 Website



CLUSTER CLEANS RUNYON CANYON

Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Nov 17, 2021

1-Click Invest

Offering Terms

Funding Goal
$50,000 - $250,000

Security Type
SAFE

Min Investment
$10.00

Max Investment
$50,000.00

Discount
20%

Closing Date
Nov 17, 2021 6:00 PM

🏛 Company Filings

Documents
Form C
Term Sheet
Historical Financials
Financial Attestation
Formation Documents
Projected Financials
Pitch Deck

Summary

Cluster empowers influencers and individuals to create, discover & join social impact causes by arming them with mobile tools to recruit, manage and centralize their social causes and events.



Problem

Giving Back should be easier

If you wanted to give back today, where would you start. If you are in need where do you reach out to and if you have a cause that matters to you how do you get the word our scalably.

CLUSTER empowers influencers and individuals to create, discover & join social impact causes by arming them with mobile tools to recruit, manage and centralize their social causes and events

Solution

Socializing Volunteerism

Cluster empowers influencers and individuals to create, discover & join social impact causes by arming them with mobile tools to recruit, manage and centralize their social causes and events

Product

A Revolutionary App



Business Model

Advertising + Data

Our model is centered around using Creators + Causes + Cluster platform to drive media dollars back to the organization. This approach allows us to grow the foot print (MAUs) drive revenue today and build out our data offering.

Traction

Growth and Brands

We have been growing with our partnerships (Non-profits and Partners like Volunteer Match) we have our first advertising client Aspiration and are talking to brand partners like Dole, Samsung, Mercedes Benz, Prestige Brands to name a few.

Cluster Investor Perks

Investment $25.00

Custom Badge

We are offering a custom badge that will be displayed on our platform to a select group of early investors. Cluster Badges are awarded in-app based on different participation and engagement (i.e., sharing to social, attending events, hosting events).

2143 available as first invested, first served

Investment $1,000.00

Amplification Package

Cluster will feature your non-profit or organization on our featured stories, podcast and network.

10 available as first invested, first served

Investment $25,000.00

Social Impact Celebrity 1-on-1

Enjoy a private Zoom meeting with one of our A-list Celebrities, Athletes or Influencers to talk

about the causes that matter most to you, get to know our talent and see what happens.

2 available as first invested, first served

Competition

Fills a void in the social impact space


cluster
Communal Activation
Meetup
Catchafire
change.org
MindRight
Mobilize
Pigeonly
Educational Services
edquity
BookNook
MyVILLAGE
ClassDojo
BRILLIANT
codeSpark
Experiential Services
TENTRR
barkly pets
Ridwell
OPTIMUS RIDE
EVERYTABLE
Hinge
Volunteer Marketplace
cluster fills a void in the social impact space
Financial Inclusion
LendUp
listo!
earnup
SUSU
Bridge
Resolve
Fundraising Platforms
ShoppingGives
FUNDLY
Charity Miles
Goodworld
CHARITYBUZZ
Omaze
4

Market

Socializing + Simplifying Volunteerism


cluster
PELOTON
Socializing Working Out
airbnb
Streamlining Lodging
YouTube
Content by Everyone
Instagram
Socializing Pictures
Simplifying Conversations
cluster
Socializing + Simplifying Volunteerism
3

Company Vision

Our Mission

To be the most inclusive & influential platform that drives social movements; empowers Brands, Influencers & Individuals to unite to create positive change within their communities and the world.

Press

Partners & Press

Cluster has been featured in Entrepreneur, Marketwatch, HerMoney, Cheddar, Yahoo! Finance, Hyper Magazine.

"Environmental responsibility is at the core of Aspiration's identity, and CLUSTER provides a platform to engage influencers and change makers to share our offering authentically across social media."

- Andrei Cherny, CEO of Aspiration – Our First Client

"VolunteerMatch is proud to be an official launch partner to CLUSTER and looks forward to working together to continue to inspire next-generation volunteers through meaningful technology experiences... At this unique time in our country's history, we could not be more in need of collaborative solutions that engage our young volunteers in the art of community service."

- Laura Plato, Chief Solutions Officer of VolunteerMatch

Founders

While traveling abroad CLUSTER Founder, Celona, and his wife, found themselves eager to find local volunteer activities happening around them but lacked a resource to locate these opportunities. That lead to the idea of a mobile app that would easily allow them to connect with other like-minded activists and nearby volunteer opportunities. A chance to live like locals, learn from locals and give back to the communities and places contributing to their new memories. Upon returning home, Celona combined his digital media experience with a savvy business team and award-winning creators and influencers to work on an app that would simplify volunteerism and turn everyone into their own change maker. Following extensive research, work, and development the CLUSTER app was completed during the time of a global pandemic, racial injustice at the forefront of the conversation and suffering climate change. Now more than ever individuals are craving change and have developed a newfound desire to give back to their communities. CLUSTER is providing the platform to turn that change into action through authentic and impactful engagement. Now is your opportunity to join us on a journey to streamline and mobilize social impact around the world and let us help you scale the causes that matter most to you.

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